1875 K Street, N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

September 14, 2020

VIA EDGAR

Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       iShares Trust (the "Trust")

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,377

Dear Ms. Brutlag:

This letter responds to your comments with respect to post-effective amendment ("PEA") number 2,377 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 ("Securities Act") on behalf of iShares ESG Screened S&P Mid-Cap ETF (the "Fund"), a series of the Trust.

The Securities and Exchange Commission (the "Commission") staff (the "Staff") provided comments to the Trust on August 14, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in the Fund's prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example for the Fund.

Comment 2: In the Principal Investment Strategies section of the Prospectus, it states: "Additionally, the following companies with specific levels of involvement based on revenue or ownership, as specified and measured by Sustainalytics, are excluded from the eligible universe of companies: controversial weapons, small arms, tobacco products, oil sands, shale energy and thermal coal." Please clarify the language by adding "types of" between "following" and "companies".

NEW YORK WASHINGTON HOUSTON PALO ALTO SAN FRANCISCO CHICAGO PARIS LONDON FRANKFURT BRUSSELS MILAN ROME

Securities and Exchange Commission

September 14, 2020

Response: The requested change has been made.

Comment 3: Please reorder the principal risks in order of importance for the top 3-5 risks rather than listing all of the risks alphabetically.

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled "Fund Overview - Summary of Principal Risks," "A Further Discussion of Principal Risks" and "A Further Discussion of Other Risks":

"The order of the below risk factors does not indicate the significance of any particular risk factor."

Comment 4: At the end of the Principal Investment Strategy section, it is stated that the Fund may concentrate in a particular industry or sector if the Underlying Index is concentrated. The Staff requests that Registrant amend the similar language in "Concentration Risk" on page S-4 from its current "to the extent that the Fund's investments are concentrated" to language similar to "to the extent the Underlying Index is concentrated."

Response: The Trust respectfully submits that the distinction between the language in the Principal Investment Strategy section and the Summary of Principal Risks section with respect to concentration is appropriate. The language in the Principal Investment Strategy section on concentration describes the circumstances that may lead the Fund to be concentrated for purposes of its Industry Concentration Policy. The Trust notes that "Concentration Risk" discusses concentration in terms of "a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class" and does not refer directly to the Industry Concentration Policy. Because the Fund invests in the securities of a particular group of issuers, the Trust believes that the risk disclosure is appropriate.

Comment 5: On p. S-7 of the Prospectus, there is a description of BFA's expectation that the Fund may experience for heightened tracking error risk compared to similar ETFs. Please supplementally explain why BFA expects more tracking error than similar ETFs.

Response: The Trust respectfully notes that BFA expects that the Fund may anticipate higher tracking error as compared to similar index ETFs primarily because of the relatively small size of the Fund at launch, which tends to result in an increased reliance on representative sampling.

* * * *

Securities and Exchange Commission

September 14, 2020

Sincerely,

/s/ Benjamin J. Haskin Benjamin J. Haskin

cc:Deepa Damre Smith Marisa Rolland Nick Cordell Michael Gung George Rafal    Anne Choe Matthew Haddadin